UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 21, 2018

MidWestOne Financial Group, Inc.

(Exact name of registrant as specified in its charter)

Iowa	001-35968	42-1206172
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

102 South Clinton Street
Iowa City, Iowa 52240	52240
(Address of principal executive offices)	(Zip Code)

(319) 356-5800

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by checkmark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2):

Emerging growth company  ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01       Entry into a Material Definitive Agreement.

Entry Into Agreement and Plan of Merger with ATBancorp

On August 21, 2018, MidWestOne Financial Group, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Agreement”) with ATBancorp, an Iowa corporation (“ATBancorp”), pursuant to which ATBancorp would merge with and into the Company and the Company would continue as the surviving entity (the “Merger”), subject to the terms and conditions set forth therein. Subsequent to the Merger, the Company would merge each of American Trust & Savings Bank, an Iowa state chartered bank and wholly owned subsidiary of ATBancorp, and American Bank & Trust Wisconsin, a Wisconsin state chartered bank and wholly owned subsidiary of ATBancorp, with MidWestOne Bank, which would continuing as the surviving bank.

Under the terms of the Agreement, shareholders of ATBancorp will receive $992.51 and 117.5500 shares of Company common stock for each share of ATBancorp common stock owned. The aggregate consideration is valued at approximately $170.3 million, or approximately $4,862.26 per ATBancorp share, based on the closing price of the Company’s common stock of $32.92 on August 20, 2018. In addition, the Agreement permits ATBancorp to declare a one-time special dividend to holders of its common stock in an aggregate amount of $907.8452 per share. The Agreement also provides that the Company will appoint two individuals mutually agreeable to the Company and to ATBancorp to serve as members of the Company’s board of directors, with one individual to serve as a Class I director and another individual to serve as a Class II director. Each individual’s service on the Company’s board of directors will begin immediately upon the effectiveness of the Merger.

The Merger Agreement contains customary representations and warranties for each party, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of the Company’s and ATBancorp’s respective businesses prior to closing, ATBancorp’s obligation to recommend that its shareholders adopt the Merger Agreement, the Company’s obligation to recommend that its shareholders approve the issuance of the Company’s common stock in the Merger, and ATBancorp’s non-solicitation obligations relating to competing acquisition proposals.  The Company and ATBancorp have also agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement.

The Merger is currently expected to be consummated during the first quarter of 2019. Completion of the Merger is subject to customary conditions, including (i) the effectiveness of the Company’s Registration Statement on Form S-4 registering the Company shares to be issued in connection with the Merger, which registration statement will be filed with the Securities and Exchange Commission (“SEC”), (ii) the receipt of bank regulatory approvals, (iii) approval of the Company’s and ATBancorp’s respective shareholders, and (iv) the satisfaction of other customary closing conditions, as well as certain other conditions, including the disposition by ATBancorp of certain identified assets and liabilities, including assets and liabilities associated with ATBancorp’s retirement division. The Merger has been approved by the boards of directors of the Company and ATBancorp.

The foregoing summary of the terms of the Agreement is not complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01       Regulation FD Disclosure.*

The Company will host a conference call for investors at 10:00 a.m., CDT, on Wednesday, August 22, 2018. To participate, participants should dial (866) 233-3483 at least fifteen minutes before the call start time. If a participant is unable to participate on the call, a replay will be available until November 22, 2018, by calling (877) 344-7529 and using the replay access code of 10123492.  A transcript of the call will also be available on the company’s web site (www.midwestone.com) within two business days of the event.

The Company and ATBancorp issued a joint press release on August 22, 2018 to announce the proposed Merger, a copy of which press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

From time to time on and after August 22, 2018, the Company and ATBancorp intend to provide supplemental information regarding the proposed transaction to analysts and investors in connection with certain presentations. A copy of the supplementary information is furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

* The information furnished under Item 7.01 of this Current Report on Form 8-K, including the exhibits attached hereto and incorporated by reference into this Item 7.01, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section, nor shall it be deemed incorporated by reference into any registration statement or other filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing.

Special Note Regarding the Agreement

The Agreement contains customary representations, warranties, covenants and other terms, provisions and conditions that the Company and ATBancorp made to each other as of specific dates. The assertions embodied in those terms, provisions and conditions were made solely for purposes of the Agreement, and may be subject to important qualifications and limitations agreed to by the parties to the Agreement in connection with negotiating the terms contained in the Agreement. Moreover, the parties to the Agreement may be subject to a contractual standard of materiality in the Agreement that may be different from what may be viewed as material to shareholders of the Company or ATBancorp or may have been used by the parties for the purpose of allocating risk between the Company, together with its direct and indirect subsidiaries, and ATBancorp, together with its direct and indirect subsidiaries, rather than for the purpose of establishing matters as facts. For the foregoing reasons, no one should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information regarding the Company or ATBancorp at the time they were made or otherwise.

Additional Information about the Merger and Where to Find It

The Company intends to file a Registration Statement on Form S-4 with the SEC in connection with the Merger to register the shares of its common stock that will be issued to ATBancorp shareholders in connection with the Merger. The registration statement will include a preliminary joint proxy statement/prospectus that will be used to solicit proxies for the special meetings of shareholders of the Company and ATBancorp at which the Merger will be considered. The Company and ATBancorp will provide a definitive joint proxy statement/prospectus and other relevant materials to their respective shareholders. Shareholders are advised to read, when available, the preliminary joint proxy statement/prospectus, and amendments thereto, and the definitive joint proxy statement/prospectus because these documents will contain important information about the Company, ATBancorp and the Merger. When filed, these documents and other documents relating to the Merger filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at www.midwestone.com under the tab “About MidWestOne Financial Group” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to MidWestOne Financial Group, Inc., Attention: Barry Ray, P.O. Box 1700, Iowa City, IA 52244 or by calling (319) 356-5800, or from ATBancorp, upon written request to ATBancorp, Attention: Secretary, 895 Main Street, Dubuque, Iowa 52001 or by calling (563) 589-7178.

Participants in the Solicitation

The Company, ATBancorp and certain of their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Merger under the rules of the SEC. Information about the directors and officers of the Company may be found in the definitive proxy statement of the Company relating to its 2018 Annual Meeting of Shareholders filed with the SEC the Company on March 9, 2018. Information about the directors and executive officers of ATBancorp will be included in the joint proxy statement/prospectus when it is filed as part of the Company’s Registration Statement on Form S-4. This definitive joint proxy statement/prospectus can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement and other relevant materials to be filed by the Company with the SEC in conjunction with the Merger (when they become available).

Forward-Looking Statements

Certain statements contained in this filing and related presentations that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include information about the Company’s and ATBancorp’s possible or assumed future economic performance or future results of operations, including the Company’s or ATBancorp’s future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows, and the Company’s and ATBancorp’s future capital expenditures and dividends, future financial condition and changes therein, including changes in the Company’s and ATBancorp’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for the Company’s and ATBancorp’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on the Company’s and ATBancorp’s operations, results of operations, financial condition, and future economic performance, statements about the benefits of the Merger, and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim”, “anticipate”, “estimate”, “expect”, “goal”, “guidance”, “intend”, “is anticipated”, “is expected”, “is intended”, “objective”, “plan”, “projected”, “projection”, “will affect”, “will be”, “will continue”, “will decrease”, “will grow”, “will impact”, “will increase”, “will incur”, “will reduce”, “will remain”, “will result”, “would be”, variations of such words or phrases (including where the word “could”, “may”, or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that the Company and ATBancorp make are based on our current expectations and assumptions regarding the Company’s and ATBancorp’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect the Company’s or ATBancorp’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement, the outcome of any legal proceedings that may be instituted against the Company or ATBancorp, delays in completing the Merger, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger) and shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all, the possibility that the anticipated benefits of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and ATBancorp do business, the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, the Company’s ability to complete the acquisition and integration of ATBancorp successfully, and the dilution caused by the Company’s issuance of additional shares of its common stock in connection with the Merger. Each of the Company and ATBancorp disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on the Company, and factors which could affect the forward-looking statements contained herein can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018 and June 30, 2018 and its other filings with the SEC.

Item 9.01       Financial Statements and Exhibits.

(d)   Exhibits

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description
Exhibit 2.1	Agreement and Plan of Merger dated August 21, 2018*
Exhibit 99.1	Press Release dated August 22, 2018
Exhibit 99.2	Investor Presentation dated August 22, 2018

*       The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDWESTONE FINANCIAL GROUP, INC.

By:	/s/ Barry S. Ray
Barry S. Ray
Senior Vice President and Chief Financial Officer

Date:  August 22, 2018